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S 19006382 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
FEB 28 2019
Washington, DC

SEC FILE NUMBER
8-32508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPACUITY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 INTERNATIONAL WAY, #350
(No. and Street)

LAKE MARY	FL	32746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS HOPKINS (603) 216-8933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOREY, NEE, BUCK & OSWALD, LLC
(Name – *if individual, state last, first, middle name*)

2571 BAGLYOS CIR, STE B20	BETHLEHEM	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

CAPACUITY SECURITIES, INC.

CONTENTS

Supplementary Information

OATH OR AFFIRMATION

I, Bryant Kirk, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of CapAcuity Securities, Inc. as of December 31, 2018, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Notary Public

Evelyn J. Velez
NOTARY PUBLIC
STATE OF FLORIDA
Comm# GG215959
Expires 5/9/2022

Morey, Nee, Buck & Oswald, LLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of CapAcuity Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CapAcuity Securities, Inc.as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and Computation of Net Capital under Rule 15c3-1, Computation for Determination or Reserve Requirements Under SEC Rule 15c3-3, and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CapAcuity Securities, Inc.as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CapAcuity Securities, Inc.'s management. Our responsibility is to express an opinion on CapAcuity Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CapAcuity Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital under Rule 15c3-1, Computation for Determination or Reserve Requirements Under SEC Rule 15c3-3, and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of CapAcuity Securities, Inc.'s financial statements. The supplemental information is the responsibility of CapAcuity Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1, Computation for Determination or Reserve Requirements Under SEC Rule 15c3-3, and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as CapAcuity Securities, Inc.'s auditor since 2016.

Bethlehem, Pennsylvania

February 25, 2019

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

CAPACUITY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$ 7,285
Prepaid and refundable income taxes	857
TOTAL ASSETS	$ 8,142

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$ 285
Total Liabilities	285
SHAREHOLDER'S EQUITY:	
Common stock, authorized 5,000 shares $1 par value, 1,000 shares issued and outstanding	1,000
Capital in excess of par value	7,900
Accumulated deficit	(1,043)
Total Shareholder's Equity	7,857
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 8,142

See Accompanying Notes

CAPACITY SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018

REVENUE:	
Commissions and fees	$ 26,573
Gain on securities	23,973
Interest	3
	50,549
EXPENSES:	
Commissions	19,929
Management fees	46,095
Occupancy	7,200
General and administrative	21,150
	94,374
NET LOSS BEFORE INCOME TAXES	(43,825)
INCOME TAX PROVISION (BENEFIT):	
State	(4,272)
Federal	(8,081)
	(12,353)
NET LOSS	$ (31,472)

See Accompanying Notes

CAPACUITY SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2018

	Common stock	Capital in excess of par value	Retained earnings	Total Shareholder's Equity
BEGINNING BALANCE	$ 1,000	$ 7,900	$ 210,429	$ 219,329
Dividends			(180,000)	(180,000)
Net Loss			(31,472)	(31,472)
ENDING BALANCE	$ 1,000	$ 7,900	$ (1,043)	$ 7,857

See Accompanying Notes

CAPACUITY SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Commissions and fees received	$ 27,743
Interest received	3
Proceeds from sale of securities	285,195
Commissions paid	(28,621)
Management fees paid	(46,095)
Occupancy costs paid	(7,725)
Administrative expenses paid	(24,950)
Income taxes paid	(36,604)
Net Cash Provided by Operating Activities	168,946
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends paid	(180,000)
NET DECREASE IN CASH	(11,054)
CASH AT BEGINNING OF YEAR	18,339
CASH AT END OF YEAR	$ 7,285
RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Net Loss	$ (31,472)
Adjustment to reconcile net loss to net cash provided by operating activities:	
Deferred income tax	(48,100)
Change in current assets and liabilities:	
Decrease in commissions receivable	1,170
Decrease in securities owned	261,222
Increase in prepaid and refundable income taxes	(857)
Decrease in commissions payable	(8,692)
Decrease in other payables and accrued expense	(4,325)
Net Cash Provided by Operating Activities	$ 168,946

See Accompanying Notes

CAPACUITY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Entity and Nature of Operations

CapAcuity Securities, Inc. (the Company), formerly Johnson Securities, Inc., is a registered broker/dealer operating since 1984. The Company acts as agent for customers who purchase mutual funds and variable life insurance and annuities, and receives commissions and fees directly from the mutual funds and insurance companies.

The Company is a wholly owned subsidiary of CapAcuity Financial, Inc., which purchased Johnson Securities, Inc on December 26, 2018 and subsequently changed the name of the Company to CapAcuity Securities, Inc.

In December 2017 the Company's former sole owner John C. Johnson, Jr. (Johnson) entered into an agreement with American Global Wealth Management, Inc. (AGWM), a registered broker-dealer located in McDonough, Georgia, to transfer all of the then customer accounts to AGWM in return for the right to become a registered representative of AGWM and receive compensation based on revenue generated from the transferred customer accounts. The agreement was approved by FINRA in February 2018 and substantially all customer accounts were transferred in June 2018.

Adoption of accounting principle

On January 1, 2018, the Company adopted, the Financial Accounting Standards Board (FASB), ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The adoption of this new requirement did not have an impact on prior periods so no adjustment to opening retained earnings was required.

Revenue recognition-distribution fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such, this is

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition-distribution fees, continued

fulfilled on the trade date. Any fixed amounts are recognized on trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investors activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period related to performance obligations that have been satisfied in prior periods.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus or minus the change in deferred income tax assets and liabilities. Deferred income tax assets and liabilities are computed annually for the temporary differences between the financial statement basis and income tax basis of assets and liabilities that will result in taxable or deductible amounts in future years.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Income Taxes Topic of the Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on facts, circumstances and other available information. There were no unrecognized tax benefits at December 31, 2018. Generally, the Company's tax returns for the previous three years are subject to examination by taxing authorities. Interest and penalties, if any, on the underpayment of income taxes are classified as income tax expense.

CAPACUITY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Management's Review of Subsequent Events
The Company has evaluated all events subsequent to the balance sheet date of December 31, 2018 through February 25, 2019, which is the date the financial statements were available to be issued.

NOTE 3 RELATED PARTY TRANSACTIONS

The Company had a sales agreement with its former sole stockholder (Johnson) whereby the Company paid Johnson a percentage of all commissions generated by Johnson. As part of the agreement, Johnson agreed that his commission is payable solely from the proceeds of the receivables and waived his right to payment until the Company is in receipt of the commission. The Company recognized commission expense to Johnson in the amount of $10,831 in 2018 and commissions of $285 were payable to Johnson at December 31, 2018. Additionally, Johnson was paid management fees of $46,095 in 2018.

The Company had an agreement with John C. Johnson Jr., Inc., a company owned by Johnson, to share the office space and clerical staff of John C. Johnson, Inc. Total costs incurred in 2018 under the agreement were $7,200.

NOTE 4 INCOME TAXES

Deferred tax assets arise from payables which will be deductible in future years because the cash method of accounting is used for income tax purposes and from net operating loss carryovers. Deferred tax liabilities arise from investment securities that have a greater financial statement basis due to the recognition of unrealized gains for financial statement purposes and from receivables which will be taxable in future years. There were no deferred tax assets or liabilities at December 31,2018.

The components of the income tax provision (benefit) are as follows:

	Total	State	Federal
Current	$ 35,747	$ 12,328	$ 23,419
Benefit of operating loss carryforward	(11,110)	(3,848)	(7,262)
Deferred benefit	(36,990)	(12,752)	(24,238)
	$(12,353)	$ (4,272)	$ (8,081)

Current federal income tax includes a penalty of $143.

NOTE 5 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Essentially, net capital is defined as shareholder's equity plus subordinated liabilities less certain deductions for assets that are not readily convertible into cash.

The Company's ratio of aggregate indebtedness to net capital, as defined, at December 31, 2018 was 4.07 to 1.

NOTE 5 NET CAPITAL REQUIREMENTS (CONTINUED)

At December 31, 2018, the Company had net capital, as defined, of $7,000 and excess net capital of $2,000.

NOTE 6 EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

The company operates pursuant to SEC Rule 15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3.

SUPPLEMENTARY INFORMATION

CAPACUITY SECURITIES, INC.
SECURITIES AND EXCHANGE COMMISSION SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2018

Line*	Computation of Net Capital	
1	Total ownership equity from Statement of Financial Condition	$ 7,857
5	Total capital and allowable subordinated Liabilities	7,857
6	Deductions and/or charges:	
	A. Total non-allowable assets	(857)
8	Net capital before haircuts on securities positions	7,000
10	Net capital	$ 7,000
	Computation of Net Capital Requirement	
11	Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 19
12	Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
13	Net capital requirement	$ 5,000
14	Excess net capital	$ 2,000
15	Net capital less greater of 10% of aggregate indebtedness or 120% of line 12	$ 1,000
	Computation of Aggregate Indebtedness	
16	Total A.I. liabilities from Statement of Financial Condition	$ 285
19	Total aggregate indebtedness	$ 285
20	Percentage of aggregate indebtedness to net capital	4.07%

*Line references are to FOCUS report, Part IIA

CAPACUITY SECURITIES, INC.
SECURITIES AND EXCHANGE COMMISSION SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2018

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between the preceding computation of net capital and the Company's corresponding computation included in the unaudited FOCUS report, Part IIA filed as of December 31, 2018.

Statement Pursuant to Exemption from the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

The company operates pursuant to SEC Rule 15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3 and is exempt from information relating to possession or control requirements under SEC Rule 15c3-3.

Statement Pursuant to Exemption from Information Relating to the Possession or Control Requirements Under Rule 15c3-3

The company operates pursuant to SEC Rule 15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from information relating to possession or control requirements under SEC Rule 15c3-3.

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of CapAcuity Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17a-5(d), in which (1) CapAcuity Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which CapAcuity Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph(k)(1) (exemption provisions) and (2) CapAcuity Securities, Inc. stated that CapAcuity Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. CapAcuity Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CapAcuity Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 25, 2019

CAP/ CUITY
A change in perspective changes everything

BRYANT KIRK
President

EXEMPTION REPORT

CapAcuity Securities, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5 , "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the exemptive provisions of 17 C.F.R. § 240.15c3-3(K)(1)

(2) The Company met the identified exemptive provisions in 17 C.F.R. § 240.15c3-3(K)(1) throughout the year ended December 31, 2018 without exception.

CapAcuity Securities, Inc.

I, Bryant Kirk, affirm to the best of my knowledge and belief, this exemption report is true and correct.

Bryant Kirk, President
CapAcuity Securities, Inc.

February 25, 2019